UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Venoco, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

92257PAB5

(CUSIP Number)

Timothy M. Marquez

370 17th Street, Suite 3900

Denver, Colorado 80202

(303) 626-8300

Copy to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention: Igor Kirman

Telephone Number: (212) 403-1000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 26, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92257PAB5	Page	2	of	9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Timothy Marquez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,070,495 (1)
	8	SHARED VOTING POWER 29,935,378(2)
	9	SOLE DISPOSITIVE POWER 1,070,495 (1)
	10	SHARED DISPOSITIVE POWER 29,935,378 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,005,873
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.32%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)      Represents shares of restricted stock held of record by Timothy Marquez.  Such shares are subject to restrictions on vesting which have not been satisfied.  Until vested, Timothy Marquez may not dispose of such shares.

(2)      Includes (i) 28,311,192 shares held by the Marquez Trust, under Trust Agreement dated February 26, 2002, as amended (the “Marquez Trust”), for which Timothy Marquez and his wife, Bernadette Marquez, serve as trustees and (ii) 1,624,186 shares held by the Timothy and Bernadette Marquez Foundation (the “Marquez Foundation”), the sole directors of which are Timothy Marquez and Bernadette Marquez.

CUSIP No.	92257PAB5	Page	3	of	9

CUSIP No.	92257PAB5	Page	4	of	9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Bernadette Marquez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 29,935,378 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 29,935,378 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,935,378 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.58%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)      Includes (i) 28,311,192 shares held by the Marquez Trust, for which Timothy Marquez and Bernadette Marquez serve as trustees, and (ii) 1,624,186 shares held by the Marquez Foundation, the sole directors of which are Timothy and Bernadette Marquez.

CUSIP No.	92257PAB5	Page	5	of	9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Marquez Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 28,311,192
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 28,311,192
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,311,192
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.94%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.	92257PAB5	Page	6	of	9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Timothy and Bernadette Marquez Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,624,186
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,624,186
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,624,186
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.63%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.	92257PAB5	Page	7	of	9

EXPLANATORY STATEMENT

This Amendment No. 4 to Schedule 13D (“Amendment”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”) of Venoco, Inc. (the “Issuer”).  This amendment is being filed jointly by Timothy Marquez (“T. Marquez”), Bernadette Marquez (“B. Marquez”), the Marquez Trust (the “Marquez Trust”) and the Timothy and Bernadette Marquez Foundation (the “Marquez Foundation”).  The foregoing persons are hereinafter sometimes referred to collectively as the “Reporting Persons”.  The Reporting Persons previously filed a Schedule 13D on January 15, 2009, a Schedule 13D/A, Amendment No. 1, on February 24, 2009, a Schedule 13D/A, Amendment No. 2 on March 10, 2009, a Schedule 13D/A, Amendment No. 3, on March 5, 2010 and a Schedule 13D/A, Amendment No. 4 on July 16, 2010.  This Amendment amends the Schedule 13D as specifically set forth herein.

Item 3.      Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following after the final paragraph thereof:

It is anticipated that funding for the Proposal (as defined in Item 4 below) will be in the form of debt financing.  In addition, the Reporting Persons will contribute substantially all of their shares of Common Stock to the acquisition vehicle.  Members of the Issuer’s senior management team may also be provided with the opportunity to contribute shares of Common Stock to the acquisition vehicle.  The description of the Proposal set forth in Item 4 below is incorporated by reference in its entirety into this Item 3.

Item 4.      Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

On August 26, 2011, T. Marquez, delivered a letter (the “Proposal Letter”) to the Board of Directors of the Issuer in which it was proposed that he would acquire, by merger, all of the shares of Common Stock of the Issuer at a purchase price of $12.50 per share in cash (the “Proposal”).

As described in the Proposal Letter, T. Marquez anticipates that the Issuer will establish a special committee of independent directors authorized to retain independent financial and legal advisors (the “Special Committee”) to consider the Proposal.  No binding obligation on the part of the Reporting Persons or the Issuer will arise with respect to the Proposal or any transaction unless and until a definitive agreement is executed and delivered.

A copy of the Proposal Letter is filed as Exhibit 4 to this Amendment No. 5 to the Reporting Persons’ Schedule 13D, and is incorporated herein by reference.

Item 5.      Interest in Securities of the Issuer

Item 5 is hereby amended to supplement subsection (a) with the following:

(a)           As of August 26, 2011, each Reporting Person beneficially owned the following number of shares of Common Stock:

Name of Filing Person	Number of Shares Beneficially Owned	Percent of Outstanding (3)
Timothy Marquez.......................................................................................	31,005,873 (1)	50.32%
Bernadette Marquez...................................................................................	29,935,378 (2)	48.58
Marquez Trust.............................................................................................	28,311,192	45.94
Marquez Foundation..................................................................................	1,624,186	2.63

___________________

(1)      Comprised of (i) 1,070,495 shares beneficially owned directly by T. Marquez, (ii) 28,311,192 shares held of record by the Marquez Trust of which T. Marquez is a trustee and (iii) 1,624,186shares owned by the Marquez Foundation, of which T. Marquez is a director.

CUSIP No.	92257PAB5	Page	8	of	9

(2)      Consists of (i) 28,311,192shares held of record by the Marquez Trust, of which B. Marquez is a trustee, and (ii) 1,624,186shares owned by the Marquez Foundation, of which B. Marquez is a director.

(3)      The percentages set forth in the table are based on a total of 61,617,933 shares of Common Stock outstanding as of June 30, 2011 as reported in the Issuer’s Form 10-Q as filed with the SEC on August 2, 2011.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby supplemented as follows:

The description of the Proposal in Item 4 above is incorporated herein by reference.

Item 7.      Material to be Filed as Exhibits

Item 7 is hereby supplemented with the following:

Exhibit 4.                Proposal Letter, dated August 26, 2011.

8

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 29, 2011

/s/ Timothy Marquez	/s/ Bernadette Marquez
Timothy Marquez	Bernadette Marquez
MARQUEZ TRUST	TIMOTHY AND BERNADETTE MARQUEZ FOUNDATION
/s/ Timothy Marquez	/s/ Timothy Marquez
By Timothy Marquez, Trustee	By Timothy Marquez, Director